United States securities and exchange commission logo





                              March 24, 2023

       Gareth Sheridan
       Chief Executive Officer
       NutriBand Inc.
       121 South Orange Ave., Suite 1500
       Orlando, FL 32801

                                                        Re: NutriBand Inc.
                                                            Form 8-K filed
January 5, 2023
                                                            Correspondence
filed February 27, 2023
                                                            File No. 001-40854

       Dear Gareth Sheridan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Correspondence filed February 27, 2023

       General

   1. You state in response to prior comment 1 that Upstream is operated by the MERJ
                                                        Exchange, which is
regulated in the Seychelles. Please revise to disclose in your next filing the risks and
uncertainties with listing on this exchange and disclose the rights of shareholders and any
restrictions on investors on the Upstream platform. For example, we note that U.S.-based
investors, either a U.S. citizen or permanent resident, will not be able to buy shares on the
Upstream secondary market.
   2. We note your response to prior comment 2, which we reissue in part. In your next filing, please provide a
materially complete description of the tokenized shares and the process by which shareholders
exchange their common shares for the tokenized shares, including the entire lifecycle
from the initial exchange of common shares for tokenized shares through the exchange
back into common shares. Provide a detailed explanation of how such securities are the
same as the issued and outstanding shares of common stock already
 Gareth Sheridan
FirstName
NutriBand LastNameGareth Sheridan
           Inc.
Comapany
March      NameNutriBand Inc.
       24, 2023
March2 24, 2023 Page 2
Page
FirstName LastName
         registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise. In your disclosure, please explain the role of MERJ Depository and Registry Limited and how it interacts with the company's U.S. transfer agent. Please also explain what you mean by the statements that
         MERJ Depository will    manage    the tokenized securities.
Additionally, explain the legal
         relationship between MERJ Depository and shareholders who deposit their shares with
         MERJ Dep., including the relevant governing law. Please also explain the rights of such shareholders in the event of a liquidation or dissolution of MERJ Depository. Further, please compare the legal rights of such shareholders with shareholders who own their shares in either book-entry form or on deposit with a U.S. broker, including the various protections afforded such shareholders under applicable law. Finally, please add risk factor disclosure addressing the risks to shareholders arising from any difference in such rights and protections.
3. It is unclear how ownership of tokenized securities, initially and in connection with resales, will be recorded. Please clarify how the tokenized securities will be held on the books and records of the transfer agent (i.e. in the name of MERJ Depository or in the name of the individual shareholders). Please also clarify whether and, if so, how subsequent resales of the tokenized securities on the Upstream platform will be reflected on the books and records of the transfer agent or if all such transfers will be records solely on the books and records of MERJ Depository. Finally, based on your responses to the
         foregoing, please clarify how the    lost certificate    process will
work in the context of the
         tokenized securities, in particular if the tokenized securities will be held in the name of the
         MERJ Depository on the books and records of the transfer agent.
4. With regard to how "tokenized equity" is held on Upstream, please clarify whether the tokenized securities will be held through a shareholder's wallet or in an omnibus wallet.
5. We note the statement that shareholders may also "choose between various depositories to hold their shares, such as Book Entry with TA, CEDE & Co. or MERJ Dep." Please clarify how these securities would be held if not deposited with one of the depositories.
         For example, does the company continue to use paper certificated shares?
6. We note your response to prior comment 3. With a view toward disclosure, please clarify whether holders of the tokenized shares will receive dividend, voting and other rights
         associated with ownership of the company   s common stock and, if so,
explain how they
         are entitled to these rights, whether by contract and/or applicable law. Please also clarify whether such holders have the right to receive confirmations, proxy statements and other documents required by law to be provided to the holders of the company s common stock. Finally, please clarify whether there are any rights or preferences to which holders of tokenized shares are not entitled. While we note that the company is not currently planning to offer digital dividends to shareholders, the response letter stated that "if and when a digital dividends or coupon/reward is contemplated to be issued, all shareholders of record of the Company will be entitled to the dividend or coupon/reward." Please also include this disclosure in your next filing.
 Gareth Sheridan
FirstName
NutriBand LastNameGareth Sheridan
           Inc.
Comapany
March      NameNutriBand Inc.
       24, 2023
March3 24, 2023 Page 3
Page
FirstName LastName
7. We note your response to prior comment 4. In your next filing, please include risk factor disclosure addressing the discrepancies that could result between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.
8. We note your response to prior comment 5, which we reissue. Disclose in your next filing what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.
9. We refer to prior comment 6 and your corresponding response. Disclose in your next filing the meaning of "trading" securities on Upstream with respect to U.S.-based investors. Provide prominent disclosure about the restrictions on such investors, specifically that U.S.-based investors, including U.S. citizens and permanent residents living abroad, cannot purchase shares and are only permitted to sell or liquidate securities they currently own on Upstream.
10. It appears that U.S. citizens and residents are permitted to deposit their securities with
         MERJ Depository and sell those securities on the Upstream platform operated by MERJ
         Exchange. It is not clear why MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker or dealer, national securities exchange and/or clearing agency. In your next filing, please add a risk factor addressing the risks to shareholders in the event that these entities are not properly registered with the
         Commission as a broker or dealer, national securities exchange and/or clearing agency.
11. In your response, you state that the Upstream technology will reject securities buy orders from cryptographic keypairs that, pursuant to their KYC review, come from U.S. persons.
         You further state that no securities buy orders are accepted without a user having successfully undergone the Upstream KYC review process. In your next filing, please describe in greater detail the KYC policies and procedures of Upstream. In responding to this comment, please disclose and clarify the extent to which such KYC policies and procedures involve self-certification or IP address monitoring.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 Gareth Sheridan
NutriBand Inc.
March 24, 2023
Page 4
FirstName LastNameGareth Sheridan
                                    Office of Industrial Applications and
Comapany NameNutriBand Inc.
                                    Services
March 24, 2023 Page 4
cc:       Michael Paige, Esq.
FirstName LastName